

Mailstop 4631

March 24, 2017

Simon Turner
President and Chief Executive Officer
Huntsman Spin Corporation
Titanium House, Hanzard Drive, Wynyard Park,
Stockton-On-Tees, TS22 5FD, United Kingdom

> **Re: Venator Materials Corp**
> **Amendment No. 1 to Form 10-12B**
> **Filed January 17, 2017**
> **File No. 001-37934**

Dear Mr Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please file all outstanding exhibits with your next amendment.

Management's Discussion and Analysis, page 81

Restructuring, Impairment and Plant Closing Costs, page 97

2.   We note your response and updated disclosures related to comment number 1 in our letter dated January 31, 2017. Please clarify whether the programs that delivered the more than $200 million of annual cost savings have been completed. To the extent they have not been completed, please clarify whether a portion of the $200 million of annual cost savings is still to be achieved or whether the Company is expecting additional cost

savings. In that regard, we note your disclosures on page F-27 that you expect to incur additional charges related to the comprehensive restructuring program to improve the global competitiveness of the Titanium and Performance Additives divisions and the restructuring of the color pigments businesses through the end of 2017. Furthermore, please clarify what you mean by your statement that the cost reductions for the 21 projects were reconciled to the overall changes in the cost structure of your business to ensure that the claimed cost reductions were related to the restructuring and integration efforts. In providing your response, please specifically elaborate on the time periods considered related to the overall changes in the cost structure of the Company and how that consideration was incorporated in your analysis. Finally, please tell us if any specific adjustments were made in your assumption of the Rockwood acquisition on a pro forma basis as of January 1, 2013 given that the relevant market, competitive, and economic conditions may have been different prior to the actual acquisition of Rockwood on October 1, 2014.

Note 1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies, F-11

3.   We note your disclosure that in February 2017, Huntsman filed suit against the legacy owner and certain former executives of Rockwood, primarily as a result of the failure of new technology that Huntsman acquired in its acquisition of Rockwood. Furthermore, we note that Huntsman is seeking various compensatory reliefs, restitution and potential rescission of the Rockwood acquisition and if rescission is not feasible, rescissory damages. It appears that the Rockwood acquisition would be a significant part of the spin-off from Huntsman and that rescission of the acquisition as a potential outcome of the suit is a known material uncertainty that could have a significant negative impact on Venator's financial position, operations and cash flows. As such, please expand your disclosures in your MD&A section to include the potential impact of the rescission on the spin off from Huntsman. Your disclosures should include the total assets, revenues, income from operations and operating cash flows attributable to the Rockwood entities that would ultimately be part of the Venator spin off for all periods presented in order for an investor to understand the potential impact the rescission may ultimately have. Please see Item 303(a)(1) and Item 303(a)(3) of Regulation S-K. See also Section 501.12 and 501.13 of the Financial Reporting Codification.

Note 18. Income Taxes, page F-32

4.   We note your response and updated disclosures related to our comment number 10 in our letter dated January 31, 2017. Based on your response and updated narrative disclosures, it appears that Venator has tax-effected NOLs of $496 million as of December 31, 2016 for which $302 million have a full valuation allowance and $83 million of tax-effected NOLs have a partial valuation allowance of $64 million. Therefore, it appears that the Company would have a total of $366 million in valuation allowances attributable to your tax effected NOLs. Your disclosure related to the

components of your deferred income tax assets and liabilities on page F-34 suggests that Venator had a valuation allowance of $324 million as of December 31, 2016. As such, please provide us with an understanding of the differences impacting both these disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551- 3891 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction